Exhibit 99

Contacts:

SunGard:	Caminus:
Media Contact:	Media Contact:
Pamela Marnell	Ahmad Atwan
(610) 341 8871	(713) 210 8124

Investor Contact:	Investor Contact:
Madeline Hopkins	Joe Dwyer
(610) 341 4357	(212) 515-3605

SunGard to Acquire Caminus
Leading Provider of Integrated Software Solutions for the Energy Industry
Offers Synergies with SunGard’s Risk Solutions

New York, NY – January 21, 2003 – SunGard Data Systems Inc. (NYSE:SDS) and Caminus Corporation (Nasdaq:CAMZ) announced today that they have reached a definitive agreement for the acquisition by SunGard of all the shares of Caminus for $9.00 per share in cash. Based on Caminus’s 17.7 million fully diluted common shares outstanding, the transaction has an aggregate value of approximately $159 million. The board of directors of each company has approved the transaction. The acquisition is not expected to have a material impact on SunGard’s financial results.

Under the terms of the definitive agreement, a wholly owned subsidiary of SunGard will commence a cash tender offer to acquire all of Caminus’s outstanding shares at a price of $9.00 per share. Following successful completion of the tender offer, any remaining shares of Caminus will be acquired in a cash merger at the same price. Caminus will be an operating unit within SunGard Trading and Risk Systems, a SunGard operating group, and will be led by John Andrus, currently chief operating officer of Caminus.

Caminus is a global leader of integrated software solutions for the energy industry, with expertise in end-to-end, integrated transaction processing, management and scheduling solutions. The company’s 250 customers touch every piece of the energy value chain and include leading power and gas producers, distributors, utilities, municipalities and financial institutions, as well as half of the Fortune 1000’s merchant energy companies. With approximately $84 million in calendar 2002 revenue, Caminus is a leader among independent software providers in this market.

“This transaction makes sound business and financial sense for all of Caminus’s constituents,” said Bill Lyons, Caminus president and chief executive officer. “Caminus in a short period of time has built a leading company serving a demanding, high-visibility market. It is easy to see why SunGard would find us an attractive acquisition. From our point of view, the relationships, resources and geographic reach of

SunGard provide a preferred platform from which to quickly achieve further, significant growth.” Lawrence Gilson, Caminus’s chairman, added, “The transaction reinforces Caminus’s mission and product set and enhances the capacity to produce greater benefits for our customers. For employees, for whom I want to express a special debt of gratitude, this transaction substantially expands career opportunities for many and adds muscle in support of the objectives toward which our people have long been working. For shareholders, the transaction provides a compelling opportunity to realize now the value that Caminus has created.”

Jim Ashton, group chief executive officer of SunGard Trading and Risk Systems, said, “Our acquisition of Caminus is consistent with our highly disciplined and successful acquisition process and represents an important opportunity for SunGard Trading and Risk Systems in the energy industry. Caminus and SunGard will exploit the synergies that exist between our solutions to meet the new demands of the energy industry, where companies increasingly focus on integrated software solutions to support their physical energy business. Our leading high-end energy risk solutions, such as Panorama, nicely complement Caminus’s integrated software solutions. Caminus’s established and respected client base can rely on SunGard’s resources for continued development and support.”

The consummation of the transaction is subject to customary conditions, including the tender of at least a majority of the outstanding shares of Caminus in the tender offer and the expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. Assuming satisfactory results of the tender offer, it is estimated that the transaction will be completed in the first quarter of 2003.

Certain stockholders of Caminus holding in the aggregate stock representing approximately 26% of the total outstanding shares on a fully diluted basis have entered into a definitive agreement with SunGard in which they have agreed to tender their shares.

NOTICE TO INVESTORS

This announcement is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer for the outstanding shares of Caminus common stock described in this announcement has not commenced. At the time the offer is commenced, SunGard’s subsidiary will file a tender offer statement with the Securities and Exchange Commission, and Caminus will file a solicitation and recommendation statement with respect to the offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully before any decision is made with respect to the tender offer. Those materials will be made available to Caminus’s security holders at no expense to them. In addition, all of those materials (and all other offer documents filed with the Securities and Exchange Commission) will be available at no charge on the Securities and Exchange Commission’s Website at www.sec.gov.

About Caminus

Caminus is a leading provider of integrated software to the global energy industry. Its integrated software solutions, which cover all functional areas across the energy value chain and handle all major energy commodities and financial instruments, enable energy companies to more efficiently and profitably trade energy, process and streamline transactions, manage complex risk and credit scenarios, and make optimal operational decisions.

About SunGard Trading and Risk Systems

SunGard Trading and Risk Systems provides integrated, enterprise-wide solutions for financial and energy trading, risk management and operations, as well as asset liability management and financial planning and forecasting. Serving over 900 clients, it offers Web-enabled solutions for achieving straight-through processing, and for managing market, credit and operational risk. Clients include financial institutions, energy companies, government agencies and corporations of every size, geographical reach and operational complexity. SunGard Trading and Risk Systems also offers systems integration, project management and consulting services.

About SunGard

SunGard is a global leader in integrated IT solutions for financial services. SunGard is also the pioneer and leading provider of information availability services. SunGard serves more than 20,000 clients in over 50 countries, including 47 of the world’s 50 largest financial services institutions. SunGard (NYSE:SDS) is a member of the S&P 500 and has annual revenues of $2 billion. Visit SunGard at www.sungard.com.

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Trademark Information: SunGard, the SunGard logo and Panorama are trademarks or registered trademarks of SunGard Data Systems Inc. or its subsidiaries in the U.S. and other countries. All other trade names are trademarks or registered trademarks of their respective holders.

“Safe Harbor” Statement under Private Securities Litigation Reform Act of 1995

Statements about the expected effects on SunGard of the acquisition of Caminus, statements about the expected timing and scope of the acquisition, and all other statements in this release other than historical facts are forward-looking statements. Forward-looking statements include information about possible or assumed future financial results and usually contain words such as “believes,” “intends,” “expects,” “anticipates,” or similar expressions. These statements are subject to risks and uncertainties that may change at any time, and, therefore, actual results may differ materially from expected results due to a variety of factors, including but not limited to, the satisfaction of the conditions to closing of the offer, and SunGard’s ability to successfully integrate Caminus’s operations and employees, as well as the additional factors which are reflected in the respective annual reports on Form 10-K of SunGard and Caminus for the year ended December 31, 2001, as well as in their more recent filings with the Securities and Exchange Commission.

SunGard derives most of its forward-looking statements from its operating budgets and forecasts, which are based upon many detailed assumptions. While SunGard believes that its assumptions are reasonable, it cautions that there are inherent difficulties in predicting certain important factors, such as: the effect of the slowdown in the domestic and global economies on information technology spending levels and processing revenues; the ramifications of the events of September 11, 2001; the timing and magnitude of software sales; the timing and scope of technological advances, including those resulting in more alternatives for high-availability services; the integration and performance of acquired businesses, including the availability services businesses of Comdisco, Inc., acquired on November 15, 2001, and of Guardian iT plc, acquired on July 1, 2002; the prospects for future acquisitions; the ability to attract and retain customers and key personnel; and the overall condition of the financial services industry. SunGard may not be able to complete the Caminus acquisition on the terms summarized above or other acceptable terms, or at all, due to a number of factors, including the failure to obtain either regulatory approval or sufficient acceptances of SunGard’s offer by Caminus’s shareholders. The factors described in this paragraph and other factors that may affect SunGard or its ability to complete acquisitions and realized the expected benefits of acquisitions, as and when applicable, are discussed in SunGard’s filings with the Securities and Exchange Commission, including its Form 10-K for the year ended December 31, 2001, a copy of which may be obtained from SunGard without charge.

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